SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 10-SB

                General Form For Registration of Securities
                      of Small Business Issuers Under
                          Section 12(b) or (g) of
                    the Securities Exchange Act of 1934

                     UNITED VENTURE CAPITAL FUND, INC.
     (Exact Name of Small Business Issuer as specified in its charter)


             COLORADO                               84-1454125
          (State or other               (IRS Employer File Number)
          jurisdiction of
          incorporation)

               6000 E. Evans, Suite 1-022
                         DENVER, COLORADO     80222
          (Address of principal executive offices) (zip code)



                             (303) 759-3053
           (Registrant's telephone number, including area code)

     Securities to be Registered Pursuant to Section 12(b) of the Act:

                                   None

     Securities to be Registered Pursuant to Section 12(g) of the Act:

                 Common Stock, $0.0001 per share par value


                    DOCUMENTS INCORPORATED BY REFERENCE
         Documents incorporated by reference are found in Item 15.

ITEM 1.   DESCRIPTION OF BUSINESS.

          (a)  GENERAL DEVELOPMENT OF BUSINESS

     United Venture Capital Fund, Inc. (the "Company" or the "Registrant"), is a Colorado corporation. The principal business address is 6000 E. Evans, Suite 1-022, Denver, Colorado 80222.

     The Company was incorporated under the laws of the State of Colorado on June 17, 1997. Since inception, the primary activity of the Company has been directed towards organizational efforts. During this fiscal year, the Company plans to implement a program to identify potential acquisition candidates.

     As of the date of this Registration Statement, the Company has not engaged in any preliminary efforts intended to identify possible business opportunities and has neither conducted negotiations nor entered into a letter of intent concerning any business opportunity. The Company is a shell corporation whose principal purpose is to locate and consummate a merger or acquisition with a private entity. The Company is filing this Form 10SB on a voluntary basis to become a public, reporting company under the Securities Act of 1934, as amended. (the "Exchange Act").

     The Company has not been subject to any bankruptcy, receivership or similar proceeding.
          (b)  NARRATIVE DESCRIPTION OF THE BUSINESS

     GENERAL

     From inception to the date of this Registration Statement, the Company has had no activities. During this period, the Company has carried no inventories or accounts receivable. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company has never had any products or services which it has provided to anyone. During this period, the Company has carried on no operations and generated no revenues. The Company's fiscal year end is March 31st.

     ORGANIZATION

     The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.

          (c)  OPERATIONS

     GENERAL

     The Company proposes to implement a business plan to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in business which generates revenues. The Company will
seek opportunities for long-term growth potential as opposed to short-term earnings.

     As of the date hereof, the Company has no business opportunities under investigation. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company. Further, there is no present potential that the Company may acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest.

     The Company's Board of Directors intends to provide the Company's shareholders with complete disclosure documentation in the form of a proxy statement concerning any potential business opportunity and the structure of the proposed business combination prior to its consummation. While such disclosure may include audited financial statements of such a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within sixty days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents, or the transaction will be voidable.

     As a result of its filing of this Form 10SB, the Company has become subject to the reporting obligations under the Exchange Act. These include an annual report under cover of Form 10KSB, with audited financial statements, unaudited quarterly reports, and the requirement proxy statements in regard to annual shareholder meetings. Any potential acquisition or merger candidates will be required to meet these same requirements, including the necessity of audited financial statements. Such requirements may have the effect of restricting the potential pool of candidates for merger or acquisition. The Company will voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

     The Registrant has no full-time employees. The Registrant's President and Secretary-Treasurer have agreed to allocate a portion of their time to the activities of the Registrant, without compensation. These officers anticipate that the business plan of the Company can be implemented by their collectively devoting approximately twenty hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment of such officers.

     Some of the Company's officers and directors are presently involved and plan to be involved with other "blank check" companies and, as a result, additional potential conflicts of interest may arise. If such a conflict does arise in the future and an officer or director of the Company is presented with business opportunities under circumstances where there may be doubt as to whether the opportunity should belong to the Company or another "blank check" company with which they are affiliated, they will disclose the opportunity to the Boards of Directors of all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company, and the principals of the proposed target company have no preference as to which company will merge with or acquire such target company, the company which first filed a Registration
Statement with the U.S. Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

     The primary attraction of the Registrant as a merger partner or as an acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present shareholders of the Registrant.

     The Company has no present plans to hire a consultant to aid the Company in any acquisition or merger.

     The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, the assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See Part II, Item 5 below.

     GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, to acquire controlling interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location. The Company may participate in a business venture of virtually any kind or nature.

     The Company will solicit prospective acquisitions based upon informal contacts or relationships which management has a will develop in the future. There are no plans to advertise for acquisitions or to hire third party consultants to facilitate acquisitions. The Company has no way of knowing how many individuals will be contacted before a potential acquisition may be finalized. The Company has no plans to do any acquisition with any associates or affiliates of management, or with management itself.

     The Company may seek a business opportunity in the form of firms which have recently commenced operations, are developing companies in need of expansion into new products or markets, are seeking to develop a new product or service or are established, mature businesses. The Company may also offer a controlling interest to such business opportunity, if the situation warrants.

     In seeking business opportunities, the management decision of the Company will be based upon the objective of seeking long-term appreciation in the value of the Company. Current income will only be a minor factor in such decisions.

     It is not anticipated that the Company will be able to participate in more than one business opportunity. However, Management may, in its sole discretion, elect to enter into more than one acquisition if it believes these transactions can be effectuated on terms favorable to the Company. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another and should be considered a substantial risk to shareholders of the Company.

     The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors. The Company will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, the Company will consider the following, among other, factors:

     (a) potential for growth, as indicated by new technology, anticipated market expansion or new products;

     (b) competitive position compared to other firms of similar size and experience within the industry segment, as well as within the industry as a whole;

     (c) strength and diversity of management, either in place or scheduled for recruitment;

     (d) capital requirements and anticipated availability of required funds to be provided by the target company from operations, through the sale of additional securities, the formation of joint ventures or similar arrangements, or from other sources;

     (e) the cost of participation by the Company as compared to the perceived tangible and intangible values and potential;

     (f)  the extent to which the business opportunity can be advanced;

     (g) the accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

     (h) such other relevant factors as may arise from time to time, including investor and market maker, if any, interest.

     In applying the foregoing criteria, no one of which is now known to be controlling, Management will attempt to analyze all relevant factors and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Because of the Company's lack of capital, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take a substantial amount of time after the effective date of this Registration Statement.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity and containing such items as:
(i) a description of product, service and company history; (ii) management resumes; (iii) financial information (including projections and audited financial statements, if available); (iv) available projections with related assumptions upon which they are based; (v) an explanation of proprietary products and services; (vi) evidence of existing patents, trademarks or service marks or rights thereto; (vii) present and proposed forms of compensation to management; (viii) a description of transactions between the target and its affiliates during relevant periods; (ix) a description of present and required facilities; (x) an analysis of risks and competitive conditions; (xi) a financial plan of operation and estimated capital requirements; and (xii) other information deemed relevant under the circumstances, including investor and market makers, but only after the release of public information on the target.

     As part of the Company's investigation, officers and directors will meet personally with management and key personnel, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures to the extent of the Company's limited financial resources.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, Management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. The Company has no present plans to raise any necessary capital through private placements or public offerings prior to the location of an acquisition or merger candidate.

     (d)  MARKETS

     The Company's initial marketing plan will be focused completely on finding an acquisition candidate as discussed above. No efforts toward this marketing plan have been made as of the date of this Registration Statement.

     (e)  RAW MATERIALS

     The use of raw materials is not now material factor in the Company's operations at the present time.

     (f)  CUSTOMERS AND COMPETITION

     At the present time, the Company is expected to be an insignificant participant among the firms which engage in the acquisition of business opportunities. There are a number of established companies, such as venture capital and financial concerns, many of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

     (g)  BACKLOG

     At March 31, 1998, the Company had no backlogs.

     (h)  EMPLOYEES

     At as of the date hereof, the Company has no employees. The Company does not plan to hire employees in the future.

     (i)  PROPRIETARY INFORMATION

      The Company has no proprietary information.

     (j)  GOVERNMENT REGULATION

     The Company is not subject to any material governmental regulation or approvals.

     (k)  RESEARCH AND DEVELOPMENT

     The Company has never spent any amount in research and development activities.

     (l)  ENVIRONMENTAL COMPLIANCE

     At the present time, the Company is not subject to any costs for compliance with any environmental laws.

  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

     The Company has generated no revenues from its operations since inception. Since the Company has not generated revenues and has never been in a profitable position, it operates with minimal overhead. The Company's primary activity will be to seek an acquisition candidate. As of the end of the reporting period, the Company has concluded no acquisitions and has spoken with no potential candidates. The attempt to seek an acquisition candidate or candidates will be the primary focus of the Company's activities in the coming fiscal year.

Liquidity and Capital Resources

     As of the end of the reporting period, the Company had no cash or cash equivalents. There was no significant change in working capital during this fiscal year.

     Management feels that the Company has inadequate working capital to pursue any business opportunities other than seeking an acquisition candidate. The Company will have minimal capital requirements prior to the consummation of any acquisition but can pursue an acquisition candidate. Until a suitable candidate is identified, Mr. Stephan R. Levy will personally provide the necessary funds for the operation of the Company, which are expected to be minimal. There is no plan to reimburse Mr. Levy for any advances. The Company does not intend to pay dividends in the foreseeable future.

ITEM 3.    DESCRIPTION OF PROPERTIES

     As of March 31, 1998, the Company's business office was located at 6000 E. Evans, Suite 1-022, Denver, Colorado 80222. The Company pays no rent for this office space, which is occupied by Mr. Stephan R.Levy, an Officer and Director of the Company. There are no plans to charge the Company for office space. The Company has no properties.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following sets forth the number of shares of the Registrant's $0.0001 par value common stock beneficially owned by (i) each person who, as of March 31, 1998, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group.

NAME AND ADDRESS         AMOUNT AND NATURE OF     PERCENT OF
OF BENEFICIAL OWNER      BENEFICIAL OWNERSHIP (1)(2)     CLASS

Judith Harayda(3)             8,000,000           69.9%
6000 E. Evans, Suite 2-020
Denver, Colorado 80222


Stephan R. Levy                  100,000           0.3%
6000 E. Evans, Suite 1-022
Denver, Colorado 80222

All Officers and Directors
as a Group                     8,100,000           94.7%
(two persons)

(1)  All ownership is beneficial and on record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

All of the shareholders of the Company have signed lock up agreements which will prevent all of the common shares from being sold or transferred, either in the open market or in a private transaction, until the Company has consummated a merger or acquisition and is no longer classified as a shell corporation under applicable federal or state law. The share certificates will be held by the Company's counsel until such merger or acquisition has been consummated. Any liquidation of the current shareholders after the release of the shares from the lock up may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

     NAME                AGE            POSITION HELD
     Judith F. Harayda    49            President and Director

     Stephan R. Levy      58            Secretary, Treasurer and Director

     The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

       Ms. Harayda should be considered the "parent" or "promoter" of the Company because of the shareholdings and control positions held by her in the Company. Mr. Levy should also be considered the "parent" or "promoter" of the Company (as such terms are defined under the Securities Act), inasmuch as Mr. Levy has taken significant initiative in founding and organizing the business of the Company.

     JUDITH F. HARAYDA . Ms. Harayda has been the President and a Director of the Company since March, 1998. She has been the owner of Promos, Inc., a private Colorado corporation, from 1992 to the present. She is also Treasurer and a Director of New World Publishing, Inc., a public company. Ms. Harayda received a Bachelors Degree in Education from Edinboro University.

     STEPHAN R. LEVY. Mr. Levy has been Secretary-Treasurer and a Director of the Company since March, 1998. He has been retired since August, 1990. Prior to that time, he was an officer and director of Tofruzen, Inc., a public company which manufactured and marketed a non-dairy frozen dessert, novelty food products, and promotional items. He attended the University of Texas and graduated in 1961 from the University of Colorado with a Bachelor of Science in Business. He is a member of the International Monetary Market, which is a division of the Chicago Mercantile Exchange and was appointed by the Governor of Colorado as a member of the Colorado Municipal Bond Supervisory Board. Mr. Levy has also been involved in several blank check offerings. See Previous Blank Check Offerings.

     SPECIAL ADVISOR

     Dr. Paul H. Dragul has agreed to act as a special advisor to the Board of Directors. Dr. Dragul has been associated with a number of business ventures. He is currently in private medical practice, specializing in
Otolaryngology (Head and Neck). He was a clinical instructor in Otolaryngology at the University of Colorado Medical Center from 1967 to 1983. He is a member of numerous medical societies. Dr. Dragul holds as B.S. in Pharmacy and an M.D. from the University of Cincinnati. Dr. Dragul has not previously participated in any Blank Check Offerings.

     PREVIOUS BLANK CHECK OFFERINGS

     Ms. Harayda has not previously participated in any Blank Check Offerings. Mr. Levy has previously participated in Blank Check Offerings.

     OXFORD FINANCIAL, INC. Stephan R. Levy, an officer and director of the Company, previously was an officer and director of Oxford Financial, Inc. ("Oxford"), a Colorado corporation which completed a blank check public offering in July 1986. Pursuant to the offering, 30,000,000 units were sold
at $.01 per unit for net proceeds of approximately $238,000. The units consisted of one share of common stock, one Class A. Warrant, one Class B. Warrant and one Class C. Warrant. The purpose of the offering was to raise capital to take advantage of business opportunities which may have potential for profit.

     On  February  26,  1987,  pursuant  to   an   Agreement   and  Plan  of
Reorganization, Oxford issued 240,000,000 shares of its Common Stock (approximately 80% of then outstanding shares) to the shareholders of Clancy Systems International, Inc., a Colorado corporation ("Clancy"), in exchange for all of the outstanding shares of Clancy (the "Exchange"). As a result of the Exchange, Clancy became a wholly-owned subsidiary of Oxford. On the effective date of the Exchange, all but one of the directors of Oxford, and all of the officers of Oxford, resigned, and new officers and directors selected by Clancy were appointed. Oxford changed its name to Clancy Systems International, Inc.


     In connection with the Exchange, Michael E. Connelly, Mark G. Lawrence and Stephan R. Levy, officers, directors and principal shareholders of Oxford, sold 24,000,000 shares of common stock owned by them to Stanley J. Wolfson and Robert M. Brodbeck (the "Clancy Principals") for $.00083 per share or an aggregate of $20,000 (the "Stock Purchase"). Mr. Levy originally owned 7,500,000 shares of Oxford common stock for which he paid $2,500 or $.00033 per share. Of the 7,500,000 shares owned by him, 6,000,000 were sold to the Clancy Principals for $.00083 per share, or an aggregate of $4,980. Mr. Levy received an aggregate of $2,500 in salaries from Oxford and received no other fees or benefits. Under the Stock Purchase, the Clancy Principals granted options to Messrs. Connelly, Lawrence and Levy to repurchase up to 12,000,000 of the shares of commons stock sold under the Stock Purchase at a price of $.01 per share for a period of two years. These options have since expired unexercised.

     Pursuant to the Exchange, Oxford entered into Registration Rights Agreements with Messrs. Lawrence, Connelly and Levy under which Oxford agreed to register the remaining 6,000,000 shares of Oxford's common stock owned by such persons, at Oxford's expense, in the event Oxford (or its successor) files a registration statement under the Securities Act of 1933, as amended, on behalf of any person other than Oxford during the next two years.

     Clancy was incorporated under the laws of the State of Colorado on June 28, 1984. Prior to its merger with Oxford, Clancy had developed a computerized parking ticket writing and enforcement system for lease to municipalities, universities and institutions. Clancy has fully implemented systems operating in Oklahoma City, Oklahoma and Vail, Colorado, a pilot system in Kansas City, Kansas, is in the process of developing a system for the University of California, Davis, and is negotiating with other municipalities and universities to provide its system. Clancy also has entered into an agreement with The Hertz Corporation under which Clancy provides hardware, software, training and support for an Instant Return System which allows Hertz representatives at major airports to calculate rental charges for returning customers and provides a printed itemization of such charges right at the car.

     AUGUSTA FINANCIAL, INC.

     Stephan R. Levy, an officer and director of the Company, previously was an officer and director of Augusta Financial, Inc. ("Augusta"), a Colorado corporation which completed a blank check public offering in December 1987. The offering became effective on August 14, 1987. Pursuant to the offering, 40,178,000 units were sold at $.01 per unit for net proceeds of approximately $329,600. The units consisted of one share of common stock and one Class A Warrant to purchase one share of common stock and one Class
B. Warrant. The purpose of the offering was to raise capital to take advantage of business opportunities which might have potential for profit. In connection with the organization of Augusta, Mr. Levy purchased 18,750,000 shares of Augusta common stock for $.00016 per share, or an aggregate of $3,000. On November 18,
1988, Augusta entered into a Plan and Agreement of Merger with Ultrox International, Inc., now known as On Site Toxic Control, Inc. ("On Site"), a privately-held California corporation. One Site was merged into a wholly-owned subsidiary of Augusta. As a result of the merger, the former shareholders of On Site acquired 119,000,000 " restricted shares" of Augusta common stock and have the potential to acquire an additional 110,000,000 shares of Augusta common stock based on a revenue earn-out schedule, representing at least 60% of the outstanding common stock of Augusta. On Site has been designing, manufacturing and installing treatment systems for the on-site elimination of toxic organic pollutants in water and air since 1984. Pursuant to the Plan and Agreement of Merger, all of the former officers and directors of Augusta resigned and new officers and directors were appointed by On Site, except for Stephan Levy who remains a director of the Company. Also pursuant to the Plan and Agreement of Merger, certain of the On Site shareholders purchased 51,000,000 shares of Augusta common stock from the former officers and directors of Augusta for $25,000. The shares sold by the former officers and directors of Augusta represent 12,750,000 shares from each officer and director of Augusta for an aggregate consideration of $6,250 per officer and director. In addition, each of the officers and directors of Augusta, including Mr. Levy, received salaries of $6,250 from Augusta.

     ABP EQUITIES, INC.

     Stephan R. Levy, an officer and director of the Company, previously was an officer and director of ABP Equities, Inc. ("ABP"), a Colorado corporation which completed a blank check public offering in June 1988. Mr. Levy's wife, Gail R. Levy, was a principal shareholder of ABP. Pursuant to the offering 50,000,000 Units were sold, each unit consisting of one share of common stock and one Class A. Warrant to purchase one share of common stock and one Class B Warrant, for aggregate net proceeds of approximately $413,000. The purpose of the offering was to raise capital to take advantage of business opportunities which might have potential for profit. Prior to ABP's public offering, Mr. Levy purchased 17,031,746 shares of ABP common stock (which includes shares purchased by his wife) for an aggregate of $3,200. On January 17, 1989 ABP entered into a Plan and Agreement of Merger with Armonite, Inc. ("Armonite"), a privately-held Delaware corporation whereby Armonite was merged into a wholly-owned subsidiary of ABP. As a result of the merger, the former shareholders of Armonite acquired 293,000,000 "restricted shares" of ABP common stock, of which 45,000,000 shares were placed in escrow to be released according to a  pre-
tax profits earn-out schedule, representing in the aggregate approximately 80% of the outstanding common stock of ABP. Armonite has the exclusive United States and Canada distribution rights for a process of treating benign prostate tumors without surgery through the use of directed microwave heat. Armonite has not yet applied for or received FDA or FCC approval for its process. Pursuant to the Plan and Agreement of Merger, all of the former officers and directors of ABP resigned and new officers and directors were appointed by Armonite. Immediately after the merger, the former ABP officers, directors and certain principal shareholders sold to ABP 57,047,619 shares of ABP's common stock for $15,000 or approximately $.0002629 per share. Of the 57,047,619 shares sold, 14,071,746 were sold by Mr. Levy for a total consideration of $3,700. ABP also entered into a registration rights agreement with its officers and directors agreeing to register such persons' remaining shares of ABP common stock in any registration statement filed by ABP during the next five years.

     BRYCE FINANCIAL, INC.

     Stephan R. Levy, an officer and director of the Company, previously was an officer and director of Bryce Financial, Inc. ("Bryce"), a Colorado corporation which completed a blank check offering in November 1988. The offering became effective on September 30, 1988. Pursuant to the offering, 100,000 Units were sold at $10.00 per Unit for net proceeds of approximately $847,816. Each Unit consisted of 1,000 shares of Common Stock, 1,000 Class
A. Warrants each to purchase one additional share of Common Stock and 1,000 Class B Warrants each to purchase one additional share of Common Stock. The purpose of the offering was to raise capital to take advantage of business opportunities which might have potential for profit. In connection with the organization of Bryce, Mr. Levy purchased 11,666,666 shares of Bryce Common Stock for approximately $.0001 per share, or an aggregate cost of $1,250 each. On May 10, 1989, Bryce entered into a Plan and Agreement of Merger with OMNA Corporation, a Texas corporation, ("OMNA") and Philip A. Tuttle and Terry K. Dorsey (the "OMNA Principals") providing for a merger of a wholly-owned subsidiary of Bryce with and into OMNA. Also on May 10, 1989 Bryce entered into a Plan and Agreement of Merger with Medical Innovations, Inc., a Texas corporation, ("Medical") and Judy D. Lynch and Thomas J. Kaled (the "Medical Principals') providing for a merger of Medical with and into a wholly-owned subsidiary of Bryce. On May 30, 1989 the shareholders of Bryce ratified both of the mergers, together with a 1 for 75 reverse stock split, a name change to "Medical Innovations, Inc.", a change in the State of Incorporation from Colorado to Delaware, and other actions. As a result of the mergers, the former shareholders of OMNA were to receive 86,900,000 shares (pre-split) of Bryce Common Stock, assuming none exercise their dissenters rights and the former shareholders of Medical, received 200,589,800 shares (pre-split) of Bryce Common Stock, $400,000 in cash, and $500,000 in principal amount of Subordinated Promissory Notes and June 1, 1992 issued by Bryce. Additionally, Ms. Lynch and Mr. Kaled each received $150,000 in cash and 21,428,550 shares (pre-split) of Bryce Common Stock in consideration for executing covenants not to compete with Bryce.

     OMNA provides respiratory therapy services and temporary staff nursing and attendant service to hospitals and other medical care facilities, as well as home health care services to individual patients. Medical provides in-home professional nursing care directly to patients in the Houston, Texas area who require intravenous therapy, and related services and products.

     As a condition of the mergers, Bryce was required to repurchase from its founding shareholders, on a pro rata basis and pursuant to the Repurchase and Voting Agreements previously entered into between Bryce and its founding shareholders, an aggregate of 96,666,660 shares of Bryce Common Stock for an aggregate purchase price of approximately $20,715, or approximately $.0002 per share, an amount equal to twice the amount paid by the founding shareholders to acquire such shares in May 1988. Consequently, Mr. Levy received approximately $2,070 for 9,666,666 of their shares, leaving each with a balance of 2,000,000 shares of Bryce Common Stock which constitutes less than one percent of the outstanding shares after the completion of the mergers.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The Company's business office is located at 6000 E. Evans, Suite 1-022, Denver, Colorado 80222. The Company pays no rent for this office space, which is occupied by Mr. Stephan R.Levy. There are no plans to charge the Company for office space. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.   LEGAL PROCEEDINGS.

     No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a)  PRINCIPAL MARKET OR MARKETS

     The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted. The place of trading, to a large extent, will depend upon the size of the Company's eventual acquisition. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock.

     (b)  APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

          As of the date hereof, a total of 10,381,000 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was forty.

     (c)  DIVIDENDS

          Holders of common stock are entitled  to receive such dividends as
may be declared by the Company's Board of Directors.   No  dividends  on the
common stock were paid by the
Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

     (d)  THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

     (e)  BLUE SKY COMPLIANCE

     The trading of blank check companies may be restricted by the securities laws ("Blue Sky" laws) of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of blank check companies absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for the shares of the Company and to make resale of shares acquired by investors more difficult.

     The impact of these Blue Sky laws is considered to be minimal since the Company does not intend to qualify the Company's outstanding securities for secondary trading in any state until such time as an acquisition or merger has been consummated.

     (f)  INVESTMENT COMPANY ACT OF 1940

     The Company does not intend to engage in any activities which would cause it to be classified as an "investment company" under the Investment Company Act of 1940, as amended. However, to the extent that the Company would inadvertently become an investment company because of its activities, the Company would be subjected to additional, costly and restrictive regulation.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following shareholders acquired their respective shares in the Company during the Company's initial capitalization in 1997 at par value:

     NAME                  NUMBER OF SHARES

     Judith Harayda         8,000,000
     Stephan R. Levy          100,000
     David Wagner             140,000
     Mel Kupetz               500,000
     Patricia L. Lorie        500,000
     Richard H. Steinberg     500,000
     Daniel C. Steinberg      500,000
     Veronica Brownell         35,000
     Diana Wagner              25,000
     David M. Summers           1,000

          The following shareholders acquired their respective shares in the Company in March, 1998 at a price of $0.50 per share:

     NAME                  NUMBER OF SHARES
     Letty Weisbart           5,000
     Laurie L. Quam           2,000
     John B. Quam             2,000
     Byung Soo Kim            2,000
     Theresa Jones            1,000
     Kalman Zeppelin          1,000
     Roger Jones              1,000
     Michael Bunschwig        1,000
     Sandra Steinberg         1,000
     Mark Lawrence            1,000
     Carol L. Lawrence        1,000
     Megan Lawrence           1,000
     Courtney S. Lawrence     1,000
     Lynn C. Gelfenbaum       1,000
     Ellen L. McCain          1,000
     Marshall W. McCain       1,000
     Michael A. Connelly      1,000
     Deborah Connelly         1,000

     Michael E. Connelly      1,000
     Darius Bozorgpour        1,000
     Virginia L. Young        1,000
     Linda Jew                  600
     GeeGee Brunschwig          400
     Wawa C. Jew                200
     Carolyn Kuhl               200
     Jeffrey S. Ginsburg        200
     Caryn Ginsburg             200
     Ari Brunschwig             200

     Dr. Paul Dragul acquired 50,000 shares in the Company in March, 1998 at a price of $0.15 per share for past services as an advisor.

     All of the issued and outstanding shares of the Company's common stock were issued in accordance with the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended.

     All of the shareholders of the Company have signed lock up agreements which will prevent all of the common shares from being sold or transferred, either in the open market or in a private transaction, until the Company has consummated a merger or acquisition and is no longer classified as a shell corporation under applicable federal or state law. The share certificates will be held by the Company's counsel until such merger or acquisition has been consummated. Any liquidation of the current shareholders after the release of the shares from the lock up may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

ITEM 11.  DESCRIPTION OF SECURITIES.

     The Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of non-voting Preferred Stock, par value $0.0001 per share. As of March 31, 1998, 10,381,000 shares of Common Stock were outstanding. As of the same date, no Preferred Stock was issued or outstanding.

     COMMON STOCK

     The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

     The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

     PREFERRED STOCK

     Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

     (a)  The person conducted himself or herself in good faith;

     (b)  The person reasonably believed:

          (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

          (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

     (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may not indemnify such person under this Section  7-109-102 of
CRS:

     (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

     (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

     Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

     Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

     (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

     (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in
Section 7-109-102 of CRS; and

     (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

     Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

     The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

     Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

     Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

     Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

     The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the
Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS.

          For financial information, please see the financial statements included at Item 15 and hereby incorporated by this reference and made a part hereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

ITEM 15.  FINANCIAL STATEMENT AND EXHIBITS.

          The following financial information is filed as part of this report:

                UNITED VENTURE CAPITAL FUND, INC.
                  (A Development Stage Company)










                          AUDIT REPORTS

             From June 17, 1997 (Inception) through
                         March 31, 1998

                     Janet Loss, C.P.A, P.C.
                   Certified Public Accountant
               3525 South Tamarac Drive, Suite 120
                     Denver, Colorado  80237

                UNITED VENTURE CAPITAL FUND, INC.
                  (A Development Stage Company)

                  INDEX TO FINANCIAL STATEMENTS


                        TABLE OF CONTENTS

ITEM                                     PAGE

Independent Auditor's Report   ..................1

Balance Sheet....................................2

Statement of Operations .........................3

Statement of Stockholders' Equity (Deficit)  ....4

Statement of Cash Flows .........................5

Notes to Financial Statements   .............. 6-7

                    Janet Loss, C.P.A., P.C.
                   Certified Public Accountant
               3525 South Tamarac Drive, Suite 120
                     Denver, Colorado  80237
                         (303) 220-0227




Board of Directors
United Venture Capital Fund, Inc.
(A Development Stage Company)
6000 East Evans
Building 1, Suite 22
Denver, Colorado  80222-5406

I have audited the accompanying balance sheet of United Venture Capital Fund, Inc. (A Development Stage Company) as of March 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from June 17, 1997 (Inception) through March 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Venture Capital Fund, (A Development Stage Company) as of March 31, 1998, and the results of its operations and its cash flow for the period from June 17, 1997 (Inception) through March 31, 1998.

Janet Loss, C.P.A., P.C.

April 8, 1998

                UNITED VENTURE CAPITAL FUND, INC.
                  (A Development Stage Company)

                          BALANCE SHEET
                         MARCH 31, 1998



                             ASSETS
CURRENT ASSETS:

  Cash in checking                $22,500

OTHER ASSETS:

  Organization costs, net of
    amortization                      417

TOTAL ASSETS                      $22,917

              LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:              $     -

STOCKHOLDERS' EQUITY:

  Preferred stock, 10,000,000
    shares authorized, $.0001
    par value per share,
    none issued                         --

  Common stock, 100,000,000
    shares authorized, $.0001
    par value per share,
    10,381,000 shares issued
    and outstanding                 1,038

  Additional Paid-In-Capital        22,992

  (Deficit)                        (1,113)


    TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY          $22,917

The accompanying notes are an integral part of these financial statements.

                      UNITED VENTURE CAPITAL FUND, INC.
                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS

                     For the period from June 17, 1997
                       (Inception) thru March 31, 1998

REVENUES:                                  $     -

OPERATING EXPENSES:

  Amortization expense                          83
  Consulting services                        1,030

TOTAL OPERATING EXPENSES:                    1,113

    NET (LOSS)                              (1,113)

    NET (LOSS) PER SHARE                       N/A

Weighted average number of
  shares outstanding                    10,301,000

The accompanying notes are an integral part of these financial statements.

                               UNITED VENTURE CAPITAL FUND, INC.
                                 (A Development Stage Company)

                          STATEMENT OF STOCKHOLDERS EQUITY (DEFICIT)

                              For the period from June 17, 1997
                                (Inception) thru March 31, 1998


                                                    (Deficit)
                                                    Accumulated
            Common stock   Common    Additional    during the    Stockholders'
             Number of      stock     Paid-In-    Development        Equity
              SHARES        AMOUNT     CAPITAL        STAGE         (DEFICIT)

Balance,
June 17,
1997      10,301,000     $1,030     $  500        $      -      $ 1,530


Shares issued
for cost,
$.0001 per
share         80,000          8     22,492               -       22,500

Net (Loss)
for period from,
June 17, 1997
(Inception) thru
March 31, 1998                                      (1,113)       (1,113)

Balance, March
31, 1998   10,381,000     $1,038    $22,992        $(1,113)      $22,917

The accompanying notes are an integral part of these financial statements.

                      UNITED VENTURE CAPITAL FUND, INC.
                        (A Development Stage Company)

                           STATEMENT OF CASH FLOWS

                     For the period from June 17, 1997
                       (Inception) thru March 31, 1998

                                    For The Period Ended
                                         MARCH 31, 1998

CASH FLOWS FROM OPERATING
ACTIVITIES:

  Net (Loss)                               $(1,113)

ADJUSTMENTS TO RECONCILE
NET LOSS TO NET CASH
USED BY OPERATING ACTIVITIES:

    Amortization                                83
    Stock issued for services                1,030
    Stock issued for organization
      costs                                    500

  NET CASH PROVIDED BY
  FINANCING ACTIVITIES                      $  500

CASH USED ROM INVESTING
ACTIVITIES:

    Organization costs                        (500)

CASH FLOWS FROM FINANCING
ACTIVITIES:

    Proceeds from issuance
      of capital stock                      22,500

  NET INCREASE IN CASH                     $22,500

  CASH, BEGINNING OF PERIOD                      0

  CASH, END OF PERIOD                      $22,500

The accompanying notes are an integral part of these financial statements.

                      UNITED VENTURE CAPITAL FUND, INC.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United Venture Capital Fund, Inc. (A Development Stage Company), a Colorado Corporation, was incorporated June 17, 1997, for the purpose of seeking potential business acquisitions or mergers.

      ACCOUNTING METHOD

      The company records income and expenses on the accrual method.

      ORGANIZATION COSTS

      Costs incurred in organizing the company are being amortized over a sixty-month period.

      YEAR-END

      The company has elected a fiscal year-end of March 31st.

      LOSS PER SHARE

      Net loss is calculated by dividing the net loss by the weighted average number of common shares outstanding.

NOTE II -- RELATED PARTY TRANSACTIONS.

The Company maintains its office in space provided by an officer of the company pursuant to an oral agreement on a rent free basis with reimbursement for out-of-pocket expenses, such as telephone.

               (1)  FINANCIAL STATEMENTS
               (2)  SCHEDULES
                    The financial statements schedules listed in the accompanying index to financial statements are filed as a part of this annual report.
               (3)  EXHIBITS
                    The exhibits listed on the accompanying index to financial statements are filed as part of this annual report.

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              United Venture Capital Fund, Inc.





Dated:  4/10/98               By:  /S/   JUDITH HARAYDA
                                        Judith Harayda
                                        President



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                              CHIEF FINANCIAL OFFICER



Dated: 4/10/98                By: /S/    STEPHAN R. LEVY
                                        Stephan R. Levy
                                        Treasurer and Director


Dated:  4/10/98               By:  /S/  JUDITH HARAYDA
                                        Judith Harayda
                                        Director

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549





                           FORM 10-SB

                            EXHIBITS
                               TO
                United Venture Capital Fund, Inc.

                        INDEX TO EXHIBITS


  Exhibit                                Page or
  NUMBER         DESCRIPTION            CROSS REFERENCE

    3A         Articles of Incorporation

    3B         Bylaws

   10A         Form of Subscrption Agreement with Lock Up
               Provisions

                               3A
                    Articles of Incorporation

                    ARTICLES OF INCORPORATION

                                OF

                 UNITED VENTURE CAPITAL FUND, INC.



                             ARTICLE I

                               NAME

     The name of the corporation is:

                 United Venture Capital Fund, Inc.


                            ARTICLE II

                        PERIOD OF DURATION


     The corporation shall have perpetual duration. The corporate existence shall begin upon filing of these Articles with the Colorado Secretary of State.

     Each reference to the Colorado Business Corporation Act in these Articles means the Colorado Business Corporation Act of 1993 as it may be amended from time to time during the corporate existence, unless otherwise stated.


                            ARTICLE III

                              PURPOSE

     The  purpose for which  the  corporation  is  organized  shall  be  the
transaction   of   any   lawful  business  for  which  corporations  may  be
incorporated pursuant to the Colorado Business Corporation Act.

                            ARTICLE IV

                        AUTHORIZED CAPITAL

     The aggregate number of shares which the corporation has authority to issue is 110,000,000. The authorized shares consist of 100,000,000 shares of common stock with a par value of $.0001 per share, such class being designated "common stock," and 10,000,000 shares of preferred stock with a par value of $.0001 per share, such class being designated "preferred stock." The preferences, limitations, and relative rights of the common stock and the preferred stock are as stated in this Article.
                           COMMON STOCK

     DIVIDENDS. Dividends may be paid upon the common stock to the extent and in the manner permitted by law, as and when declared by the board of directors, except that so long as any share of preferred stock is outstanding the corporation shall not pay any dividend on the common stock (other than a dividend payable only in shares of capital stock of the corporation), make any other distribution on any outstanding share of common stock, or redeem, purchase or otherwise acquire any outstanding share of common stock if at the time of making such payment, distribution, redemption, purchase or acquisition the corporation is in default with respect to either any dividend payable on any share of preferred stock or any obligation to redeem or purchase any share of preferred stock. Dividends may be paid upon the common stock in shares of any one or more series of preferred stock.

     DISTRIBUTION IN LIQUIDATION. Upon the liquidation, dissolution, or winding up of the corporation, after paying or adequately providing for the payment of all of its obligations and for the preferential distribution to the holders of any shares of preferred stock then outstanding, the corporation shall distribute the remainder of its assets, either in cash or in kind, pro rata to the holders of the common stock.


                          PREFERRED STOCK

     ISSUANCE IN SERIES. The board of directors is authorized to divide the preferred stock into series by setting the number of shares initially constituting the series and the distinctive designation of that series (notwithstanding the setting of the number of shares constituting a particular series upon the initiation of each series, the board of directors may from time to time authorize the issuance of additional shares of the same series or may reduce the number of shares constituting such series) and, within the limitations prescribed by law and those set forth in these Articles, to fix and determine the relative rights and preferences of the shares of any series of preferred stock with respect to:

          (a) The rate of dividend, if any, on the shares of the series, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;



          (b) Whether the shares of the series may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

          (c) The amount payable upon the shares of the series in the event of involuntary liquidation;

          (d) The amount payable upon the shares of the series in the event of voluntary liquidation;

          (e) Sinking fund or other provisions, if any, for the redemption or purchase of shares of the series;

          (f) The terms and conditions on which the shares of the series may be converted, if the shares of the series are issued with the privilege of conversion; and

          (g) Voting powers, if any.

All shares of preferred stock shall be identical except as otherwise provided in this Article or in the resolutions of the board of directors fixing and determining the relative rights and preferences of the one or more series of preferred stock, but all shares of each series shall be identical.

     REDEMPTION AND CONVERSION. Any share of any series of preferred stock which has been redeemed (whether through the operation of a sinking fund or otherwise) or converted shall have the status of an authorized and unissued share of preferred stock and may be reissued as a part of the series of which it was originally a part or may be reissued as a part of another series of preferred stock established by the board of directors.

     PREFERENTIAL DISTRIBUTION IN LIQUIDATION. Upon the liquidation, dissolution, or winding up of the corporation, the holders of the preferred stock then outstanding shall be entitled to receive the respective amounts per share fixed by the board of directors for the various series before any of the assets of the corporation are distributed to the holders of the common stock. If the assets of the corporation distributable to the holders of the preferred stock have a value which is less than the full amount so fixed for the various series, such assets shall be distributed among the holders of the various series of preferred stock in accordance with any preferences among the series that may have been established by the board of directors or, to the extent that no such preferences shall have been established, pro rata among the holders of all of the series of preferred stock. After distribution of the preferential amounts required to be distributed to the holders of the preferred stock then outstanding, the holders of the common stock shall be entitled, to the exclusion of the holders of the preferred stock, to share in all remaining assets of the corporation. For the purposes of this Article and any statement filed pursuant to law setting forth the designation, relative rights and preferences of any series of preferred stock, the voluntary sale, lease, exchange, or transfer (for cash, securities, or other consideration) of all or substantially all of the assets of the corporation to any transferee, or its consolidation or merger with any other corporation or corporations, shall not be deemed to be a liquidation, dissolution, or winding up of the corporation.

                            ARTICLE IV

                              VOTING

     VOTING RIGHTS; DENIAL OF CUMULATIVE VOTING. Each outstanding share of common stock shall be entitled to one vote and each outstanding fractional share of common stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of directors.

     DENIAL OF PREEMPTIVE RIGHTS. No shareholder shall have any preemptive or preferential right to acquire any shares or other securities of the corporation, including shares or securities held in the treasury of the corporation and securities either convertible into or carrying rights to subscribe to or acquire shares or other securities of the corporation.

     QUORUM OF SHAREHOLDERS. A quorum at any meeting of shareholders for the purpose of each matter to be voted upon shall consist of the holders of a majority of the shares entitled to vote upon the matter, represented in person or by proxy.

     REGULAR SHAREHOLDER VOTE. At any meeting of shareholders at which a quorum exists for the purpose of any matter to be voted upon, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the matter shall be the act of the shareholders unless a greater affirmative vote is required by the Colorado Business Corporation Act or another provision of these Articles.



     SHAREHOLDER VOTING ON EXTRAORDINARY CORPORATE ACTIONS. An affirmative vote of a majority of all shares entitled to vote shall be required to
(a) adopt any proposed amendment to these Articles, (b) authorize the corporation to lend money to, guarantee the obligations of and otherwise assist the directors of the corporation or the directors of any other corporation in which the majority of the voting capital stock is owned by the corporation, (c) approve any plan of merger or consolidation of the corporation with one or more other corporations, (except no vote of the shareholders of this corporation shall be required if no vote is required by the Colorado Business Corporation Act with respect to such merger or consolidation) or any plan of exchange under which the shares of the corporation would be acquired, (d) authorize the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the corporation not in the usual and regular course of its business (including the granting of consent to the disposition of substantially all of the property and assets of an entity controlled by the corporation), or
(e) adopt a resolution either to dissolve the corporation or to revoke voluntary dissolution proceedings.

     UNEQUAL VOTING RIGHTS. If unequal voting rights exist between two or more classes or series of shares entitled to vote on any matter, each reference in these Articles to a stated portion of the shares entitled to vote on the matter, without reference to a single class or series, shall mean shares entitled to vote, regardless of class or series, which cumulatively represent the same portion of the total number of votes entitled to be cast on the matter.


                             ARTICLE V

                REGISTERED OFFICE, REGISTERED AGENT
                       AND PRINCIPAL OFFICE

     REGISTERED OFFICE. The street address of the initial registered office of the corporation is 6000 East Evans, Suite 22, Denver, Colorado 80222.

     REGISTERED AGENT. The name of its initial registered agent at the registered office of the corporation is Stephan Levy. A separate written consent of the initial registered agent to the appointment as registered agent has been delivered for filing with these Articles of Incorporation.

     PRINCIPAL  OFFICE.    The  address  of  the  principal  office  of  the
corporation is 6000 East Evans, Suite 22, Denver, Colorado  80222.
                            ARTICLE VI

                        BOARD OF DIRECTORS

     MANAGEMENT. The corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, a board of directors. The number of directors constituting the full board of directors shall be established from time to time in the bylaws of the corporation.

     INITIAL DIRECTOR. The number of directors constituting the initial board of directors is one. The name of the person who shall serve as director of this corporation until the first annual meeting of shareholders or until his successor is elected and qualified is Stephan Levy and his address is 6000 East Evans, Suite 22, Denver, Colorado 80222.


                            ARTICLE VII

                      LIMITATION OF LIABILITY

     No director of the corporation shall have any liability to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted under the Colorado Business Corporation Act. Any repeal or modification of the foregoing sentence shall not adversely affect any right or protection of a director with respect of any act or omission occurring prior to such repeal or modification.


                           ARTICLE VIII

                        RIGHT OF DIRECTORS
                   TO CONTRACT WITH CORPORATION

     It being the express purpose and intent of this Article to permit the corporation to buy from, sell to, or otherwise deal with other corporations, firms, associations, or entities of which any or all of the directors of the corporation may be directors, officers, or members or in which any or all of them may have pecuniary interests, no contract or other transaction between the corporation and one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable solely because of such relationship or interest or solely because such directors are present at the meeting of the board of directors or a committee of the board which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose if:

     1. The material facts of such relationship or interest are disclosed or known to the board of directors or committee which authorizes, approves, or ratifies the contract or transaction by a vote or consent of a majority of disinterested directors without counting the votes or consents of such interested directors;

     2. The material facts of such relationship or interest are disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

     3. The contract or transaction is fair and reasonable to the corporation.

Furthermore, common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee of the board which authorizes, approves, or ratifies such contract or transaction.


                            ARTICLE IX

                          INDEMNIFICATION

     The corporation shall indemnify to the fullest extent permitted by applicable law in effect from time to time, any person (and that person's estate and personal representative) who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or while a director of the corporation is or was serving at its request as a director, officer, partner, trustee, employee, or agent of, or in any similar managerial or fiduciary position of, another foreign or domestic corporation or any individual, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan. The corporation shall also indemnify any person who is serving or has served the corporation as a director, officer, employee, fiduciary, or agent (and that person's estate and personal representative) to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.



                         ARTICLE X

                           INCORPORATOR

     The name of the incorporator is David M. Summers and his address is 5670 Greenwood Plaza Boulevard, Suite 422, Englewood, Colorado 80111. The incorporator is a natural person of the age of 18 years or more. Acting as the incorporator of a corporation to be incorporated under the laws of the State of Colorado, the incorporator named above hereby adopts the foregoing Articles of Incorporation.


Date: June 17, 1997                          /s/ David M. Summers
                                             David M. Summers, Incorporator

            CONSENT TO APPOINTMENT AS REGISTERED AGENT



        The undersigned hereby  consents  to  the appointment as the initial registered agent of United Venture Capital Fund, Inc.



June 16, 1997            /s/ Stephan Levy
                             Stephan Levy

                           3B
                         BYLAWS

                         BYLAWS

                           OF

            UNITED VENTURE CAPITAL FUND, INC.




                            ARTICLE I

                              OFFICES



     The principal office of the Corporation shall  initially  be located at

6000  E.  Evans,  Suite 1-022, Denver, Colorado 80222.  The Corporation  may

have other offices at such places within or without the State of Colorado as the Board of Directors may from time to time establish.



                            ARTICLE II

                    REGISTERED OFFICE AND AGENT



     The registered  office  of the Corporation in Colorado shall be located at Penthouse Suite, 8400 East  Prentice  Ave., Englewood, Colorado 80111 and

the registered agent shall be Corporate Filing  Corp. The Board of Directors may,  by  appropriate resolution from time to time,  change  the  registered office and/or agent.



                           ARTICLE III

                     MEETINGS OF STOCKHOLDERS



     SECTION   1.   ANNUAL MEETINGS.  The annual meeting of the Stockholders

for the election of Directors and for the transaction of such other business as may properly come before such meeting shall be held at such time and date as the Board of

 Directors shall designate from time to time by resolution duly adopted.



     SECTION  2.    SPECIAL MEETINGS.  A special meeting of the Stockholders

may be called at any  time  by  the President or the Board of Directors, and shall be called by the President upon the written request of Stockholders of record  holding in the aggregate twenty  per  cent  (20%)  or  more  of  the outstanding  shares  of  stock  of  the  Corporation  entitled to vote, such written request to state the purpose or purposes of the  meeting  and  to be delivered to the President.



     SECTION   3.    PLACE  OF  MEETINGS.   All meetings of the Stockholders

shall be held at the principal office of the  Corporation  or  at such other place, within or without the State of Colorado, as shall be determined  from time  to  time  by  the  Board  of  Directors  or  the  Stockholders  of the

Corporation.



     SECTION   4.   CHANGE IN TIME OR PLACE OF MEETINGS.  The time and place

specified in this  Article  III  for  annual  meetings  shall not be changed within thirty (30) days next before the day on which such  meeting  is to be

held.   A  notice  of any such change shall be given to each Stockholder  at least twenty (20) days  before the meeting, in person or by letter mailed to his last known post office address.



     SECTION  5.   NOTICE  OF  MEETINGS.  Written notice, stating the place,

day and hour of the meeting, and  in  the  case  of  a  special meeting, the purposes for which the meeting is called, shall be given  by  or  under  the direction  of the President or Secretary at least ten (10) days but not more than fifty (50)  days before the date fixed for such meeting; except that if the
 number of the authorized  shares of the Corporation are to be increased, at least thirty (30) days' notice shall be given. Notice shall be given to each

Stockholder entitled to vote  at  such  meeting,  of  record at the close of business on the day fixed by the Board of Directors as a record date for the determination of the Stockholders entitled to vote at such meeting, or if no such date has been fixed, of record at the close of business on the day next preceding the day on which notice is given.  Notice shall  be in writing and shall  be delivered to each Stockholder in person or sent by  United  States

Mail,  postage  prepaid,  addressed  as  set  forth  on  the  books  of  the

Corporation.   A  waiver of such notice, in writing, signed by the person or persons entitled to  said  notice,  whether  before or after the time stated

therein,  shall be deemed equivalent to such notice.   Except  as  otherwise

required by  statute,  notice  of  any adjourned meeting of the Stockholders shall not be required.



     SECTION  6.   QUORUM.  Except as  may otherwise be required by statute,

the presence at any meeting, in person or by proxy, of the holders of record of a majority of the shares then issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business.  In the absence of a quorum,  a  majority  in  interest  of the

Stockholders  entitled  to  vote,  present  in person or by proxy, or, if no

Stockholder entitled to vote is present in person  or  by proxy, any Officer entitled  to preside or act as secretary of such meeting,  may  adjourn  the meeting from  time to time for a period not exceeding sixty (60) days in any one case.  At any  such  adjourned meeting at which a quorum may be present,

any business may be transacted  which  might  have  been  transacted  at the meeting  as originally called.  The Stockholders present at a duly organized meeting may continue to do business until adjourn ment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum.



     SECTION  7.   VOTING.  Except as may  otherwise  be provided by statute

or  these  Bylaws,  including the provisions of Section 4  of  Article  VIII hereof, each Stockholder  shall  at  every  meeting  of  the Stockholders be entitled  to  one  (1) vote, in person or by proxy, for each  share  of  the voting capital stock  held  by such Stockholder.  However, no proxy shall be voted on after eleven (11) months  from  its date, unless the proxy provides for  a longer period. At all meetings of the  Stockholders,  except  as  may otherwise  be  required  by  statute,  the Articles of Incorporation of this

Corporation, or these Bylaws, if a quorum  is  present, the affirmative vote of the majority of the shares represented at the  meeting  and  entitled  to vote on the subject matter shall be the act of the Stockholders.



     Persons holding stock in a fiduciary capacity shall be entitled to vote the  shares so held, and persons whose stock is pledged shall be entitled to vote,  unless in the transfer by the pledgor on the books of the Corporation he shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee or his proxy may represent said stock and vote thereon.



     Shares  of  the  capital  stock  of  the  Corporation  belonging to the

Corporation shall not be voted directly or indirectly.



     SECTION  8.   CONSENT OF STOCKHOLDERS IN LIEU OF MEETING.  Whenever the

vote  of  Stockholders at a meeting thereof is required or permitted  to  be taken in connection  with any corporate action, by any provision of statute,

these Bylaws, or the Articles  of  Incorporation,  the  meeting  and vote of

Stockholders
may  be dispensed with if all the Stockholders who would have been  entitled to vote  upon  the action if such meeting were held shall consent in writing to such corporate action being taken.



     SECTION  9.    TELEPHONIC MEETING.  Any meeting held under this Article

III may be held by telephone,  in  accordance  with  the  provisions  of the

Colorado Business Corporation Act.



     SECTION  10.   LIST OF STOCKHOLDERS ENTITLED TO VOTE.  The Officer  who

has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10)  days  before  every  annual  meeting, a complete list of the

Stockholders  entitled  to vote at such meeting,  arranged  in  alphabetical order and showing the address  of  each Stockholder and the number of shares

registered in the name of each Stockholder.   Such list shall be open to the

examination of any Stockholder during ordinary  business hours, for a period of at least ten (10) days prior to election, either  at  a  place within the city, town or village where the election is to be held, which place shall be specified  in  the  notice of the meeting, or, if not so specified,  at  the place where said meeting is to be held.  The list shall be produced and kept at the time and place  of  election  during  the  whole  time thereof and be subject to the inspection of any Stockholder who may be present.



                            ARTICLE IV

                        BOARD OF DIRECTORS



     SECTION   1.    GENERAL  POWERS.   The  business  and  affairs  of  the

Corporation shall be managed by the Board of Directors, except  as otherwise provided  by  statute, the Articles of Incorporation of the Corporation,  or

these Bylaws.

     SECTION 2.     NUMBER AND QUALIFICATIONS.  The Board of Directors shall

consist of at least two  (2) members, and not more than five (5) members, as shall be designated by the  Board of Directors from time to time, and in the absence of such designation, the Board of Directors shall consist of two (2)

members. This number may be changed  from  time to time by resolution of the

Board  of  Directors.  However, no such change  shall  have  the  effect  of reducing the  number  of  members  below  two  (2).  Directors  need  not be residents  of  the  State  of  Colorado  or Stockholders of the Corporation.

Directors shall be natural persons of the  age  of  eighteen  (18)  years or older.



     SECTION   3.    ELECTION  AND  TERM  OF OFFICE.  Members of the initial

Board of Directors of the Corporation shall  hold  office  until  the  first

annual   meeting   of   Stockholders.    At  the  first  annual  meeting  of

Stockholders, and at each annual meeting thereafter,  the Stockholders shall elect  Directors  to hold office until the next succeeding  annual  meeting.

Each Director shall  hold  office  until  his  successor is duly elected and qualified, unless sooner displaced.  Election of  Directors  need  not be by ballot.



     SECTION   4.    COMPENSATION.   The  Board of Directors may provide  by

resolution that the Corporation shall allow a fixed sum and reimbursement of expenses for attendance at meetings of the  Board of Directors and for other

services  rendered  on  behalf  of the Corporation.   Any  Director  of  the

Corporation  may  also serve the Corporation  in  any  other  capacity,  and receive compensation  therefor in any form, as the same may be determined by the Board in accordance with these Bylaws.

     SECTION  5.   REMOVALS  AND  RESIGNATIONS.   Except as may otherwise be

provided by statute, the Stockholders may, at any special meeting called for the purpose, by a vote of the holders of the majority  of  the  shares  then entitled  to  vote  at an election of Directors, remove any or all Directors from office, with or without cause.



     A Director may resign at any time by giving written notice to the Board

of Directors, the President  or  the  Secretary  of  the  Corporation.   The

resignation shall take effect immediately upon the receipt of the notice, or at  any  later  period  of  time  specified therein.  The acceptance of such resignation  shall  not  be necessary  to  make  it  effective,  unless  the resignation requires acceptance for it to be effective.



     SECTION  6.   VACANCIES.   Any  vacancy  occurring  in  the office of a

Director, whether by reason of an increase in the number of directorships or otherwise,  may  be  filled  by a majority of the Directors then in  office,

though less than a quorum.  A  Director  elected  to fill a vacancy shall be elected for the unexpired term of his predecessor in  office,  unless sooner displaced.



     When one or more Directors resign from the Board, effective at a future date, a majority of the Directors then in office, including those  who  have so  resigned,  shall  have power to fill such vacancy or vacancies, the vote thereon to take effect  when  such  resignation or resignations shall become effective.  Each Director so chosen shall  hold office as herein provided in the filling of other vacancies.

     SECTION  7.   EXECUTIVE COMMITTEE.  By resolution adopted by a majority

of the Board of Directors, the Board may designate  one  or more committees,

including  an  Executive  Committee,  each  consisting  of one (1)  or  more

Directors.  The Board of Directors may designate one (1)  or  more Directors as  alternate members of any such committee, who may replace any  absent  or disqualified  member  at any meeting of such committee.  Any such committee,

to the extent provided  in  the  resolution  and  except as may otherwise be provided by statute, shall have and may exercise the  powers of the Board of

Directors in the management of the business and affairs  of  the Corporation and  may authorize the seal of the Corporation to be affixed to  all  papers

which  may  require  the  same.   The  designation of such committee and the

delegation thereto of authority shall not  operate  to  relieve the Board of

Directors, or any member thereof, of any responsibility imposed  upon  it or

him  by  law.   If  there  be more than two (2) members on such committee, a majority of any such committee may determine its action and may fix the time and place of its meetings, unless provided otherwise by the Board.  If there be only two (2) members, unanimity  of  action shall be required.  Committee action may be by way of a written consent  signed  by all committee members.

The Board shall have the power at any time to fill vacancies  on committees,

to  discharge or abolish any such committee, and to change the size  of  any such committee.



     Except  as  otherwise  prescribed  by  the  Board  of  Directors,  each committee  may  adopt  such rules and regulations governing its proceedings,

quorum, and manner of acting as it shall deem proper and desirable.

     Each such committee  shall  keep  a  written  record  of  its  acts and proceedings and shall submit such record to the Board of Directors.  Failure to  submit  such  record,  or  failure  of  the  Board to approve any action indicated therein will not, however, invalidate such action to the extent it has been carried out by the Corporation prior to the time the record of such action  was, or should have been, submitted to the  Board  of  Directors  as herein provided.



                             ARTICLE V

                  MEETINGS OF BOARD OF DIRECTORS



     SECTION   1.   ANNUAL MEETINGS.  The Board of Directors shall meet each

year immediately  after  the  annual  meeting  of  the  Stockholders for the purpose  of  organization,  election of Officers, and consideration  of  any other business that may properly  be  brought before the meeting.  No notice of any kind to either old or new members  of the Board of Directors for such annual meeting shall be necessary.



     SECTION 2.    REGULAR MEETINGS.  The Board  of  Directors  from time to

time may provide by resolution for the holding of regular meetings  and  fix the time and place of such meetings.  Regular meetings may be held within or without  the  State  of Colorado.  The Board need not give notice of regular meetings provided that  the Board promptly sends notice of any change in the time or place of such meetings  to  each Director not present at the meeting at which such change was made.



     SECTION  3.   SPECIAL MEETINGS.  The Board may hold special meetings of

the Board of Directors at any place,  either  within or without the State of

Colorado,  at  any  time  when  called  by the President,  or  two  or  more

Directors.  Notice of the time and place  thereof  shall  be  given  to  and received  by  each  Director  at least three (3) days before the meeting.  A waiver of such notice in writing,  signed  by the person or persons entitled to said notice, either before or after the time  stated  therein,  shall  be deemed  equivalent  to such notice.  Notice of any adjourned special meeting of the Board of Directors need not given.



     SECTION  4.   QUORUM.   The  presence, at any meeting, of a majority of

the  total  number  of  Directors  shall  be  necessary  and  sufficient  to

constitute a quorum for the transaction  of  business.   Except as otherwise

required  by statute, the act of a majority of the Directors  present  at  a meeting at  which  a  quorum  is  present  shall  be the act of the Board of

Directors; however, if only one (1) Director is present, unanimity of action shall be required.  In the absence of a quorum, a majority  of the Directors present at the time and place of any meeting may adjourn such  meeting  from time to time until a quorum is present.



     SECTION  5.   CONSENT OF DIRECTORS IN LIEU OF MEETING. Unless otherwise

restricted  by  statute, the Board may take any action required or permitted to be taken at any meeting of the Board of Directors without a meeting, if a written consent thereto  is  signed  by  all  members of the Board, and such written consent is filed with the minutes of proceedings of the Board.



     SECTION  6.   TELEPHONIC MEETING.  Any meeting  held under this Article

V  may  be  held  by  telephone,  in accordance with the provisions  of  the

Colorado Business Corporation Act.

     SECTION  7.   ATTENDANCE CONSTITUTES  WAIVER.  Attendance of a Director

at a meeting constitutes a waiver of any notice  to  which  the Director may otherwise have been entitled, except where a Director attends  a meeting for the express purpose of objecting the transaction of any business because the meeting is not lawfully called or convened.



                            ARTICLE VI

                             OFFICERS



     SECTION  1.   NUMBER.  The Corporation shall have a President,  one  or

more  Vice  Presidents as the Board may from time to time elect, a Secretary and a Treasurer,  and  such  other  Officers  and  Agents  as  may be deemed

necessary.   One  person  may  hold  any  two offices except the offices  of

President and Secretary.



     SECTION  2.   ELECTION, TERM OF OFFICE  AND  QUALIFICATIONS.  The Board

shall  choose  the Officers specifically designated in  Section  1  of  this

Article VI at the annual meeting of the Board of Directors and such Officers shall hold office  until  their  successors are chosen and qualified, unless sooner displaced.  Officers need not be Directors of the Corporation.



     SECTION  3.   SUBORDINATE OFFICERS.   The Board of Directors, from time

to  time,  may  appoint other Officers and Agents,  including  one  or  more

Assistant Secretaries  and  one  or  more Assistant Treasurers, each of whom shall  hold  office  for such period, and  each  of  whom  shall  have  such authority and perform  such duties as are provided in these Bylaws or as the

Board of Directors from  time to time may determine.  The Board of Directors may delegate to any Officer the power to appoint any such
  subordinate  Officers  and   Agents  and  to  prescribe  their  respective

authorities and duties.



     SECTION  4.   REMOVALS AND  RESIGNATIONS.   The Board of Directors may,

by vote of a majority of their entire number, remove from office any Officer or Agent of the Corporation, appointed by the Board of Directors.



     Any  Officer may resign at any time by giving  written  notice  to  the

Board of Directors.   The resignation shall take effect immediately upon the

receipt of the notice,  or  any later period of time specified therein.  The acceptance of such resignation  shall not be necessary to make it effective,

unless the resignation requires acceptance for it to be effective.



     SECTION  5.   VACANCIES.  Whenever  any  vacancy  shall  occur  in  any

office  by death, resignation, removal, or otherwise, it shall be filled for the unexpired  portion  of the term in the manner prescribed by these Bylaws for the regular election  or  appointment  to such office, at any meeting of

Directors.



     SECTION   6.    THE  PRESIDENT.   The  President  shall  be  the  chief

executive officer of the Corporation and, subject to the direction and under the supervision of the Board of Directors, shall  have general charge of the business, affairs and property of the Corporation,  and  shall  have control over its Officers, Agents and Employees.  The President shall preside at all meetings  of the Stockholders and of the Board of Directors at which  he  is present.  The  President  shall  do  and  perform  such other duties and may exercise such other powers as these Bylaws or the Board  of  Directors  from time to time may assign to him.

     SECTION   7.    THE VICE PRESIDENT.  At the request of the President or

in the event of his absence  or  disability,  the Vice President, or in case there shall be more than one Vice President, the  Vice  President designated by the President, or in the absence of such designation,  the Vice President designated by the Board of Directors, shall perform all the  duties  of  the

President,  and when so acting, shall have all the powers of, and be subject

to all the restrictions  upon,  the  President.   Any  Vice  President shall

perform such other duties and may exercise such her powers as  from  time to time these Bylaws or by the Board of Directors or the President be assign to him.



     SECTION  8.   THE SECRETARY.  The Secretary shall:



     a.   record all the proceedings of the meetings of the Corporation  and

          Directors in a book to be kept for that purpose;



     b.   have  charge  of  the stock ledger (which may, however, be kept by any  transfer  agent  or  agents  of  the  Corporation  under  the direction of the  Secretary),  an  original  or duplicate of which shall be kept at the principal office or place  of business of the

          Corporation in the State of Colorado;



     c.   see that all notices are duly and properly given;



     d.   be custodian of the records of the Corporation and  the  Board  of

          Directors,  and  the  and  of the seal of the Corporation, and see that
     the seal is affixed to all stock  certificates  prior to their issuance and to all documents for which the Corporation has authorized execution on its behalf under its seal;



     e.   see that all books, reports, statements, certificates,  and  other documents  and  records  required  by  law to be kept or filed are properly kept or filed;



     f.   in general, perform all duties and have all powers incident to the office of Secretary, and perform such other  duties  and have such other  powers  as  these  Bylaws,  the  Board of Directors or  the

          President from time to time may assign to him; and



     g.   prepare and make, at least ten (10) days  before every election of

          Directors, a complete list of the Stockholders entitled to vote at said election, arranged in alphabetical order.



     SECTION  9.   THE TREASURER.  The Treasurer shall:



     a.   have  supervision  over  the  funds,  securities,   receipts   and

          disbursements of the Corporation;



     b.   cause  all moneys and other valuable effects of the Corporation to be deposited  in  its name and to its credit, in such depositories as the Board of Directors or, pursuant to authority conferred by the Board of Directors, its designee shall select;



     c.   cause the funds of  the  Corporation  to be disbursed by checks or drafts upon the authorized depositaries  of  the Corporation, when such disbursements shall have been duly authorized;



     d.   cause proper vouchers for all moneys disbursed  to  be  taken  and preserved;



     e.   cause   correct   books  of  accounts  of  all  its  business  and

          transactions  to  be   kept   at   the  principal  office  of  the

          Corporation;



     f.   render an account of the financial condition  of  the  Corporation and of his transactions as Treasurer to the President or the Board of Directors, whenever requested;



     g.   be  empowered  to  require  from  the  Officers  or  Agents of the

          Corporation  reports or statements giving such information  as  he may desire with  respect  to any and all financial transactions of the Corporation; and



     h.   in general, perform all duties and have all powers incident to the office of Treasurer and perform  such  other  duties and have such other powers as from time to time may be assigned  to him by these

          Bylaws or by the Board of Directors or the President.



     SECTION 10.   SALARIES.  The Board of Directors shall from time to time

fix the salaries of the Officers of the Corporation.  The Board of Directors

may  delegate  to  any  person  the  power  to  fix  the  salaries  or other compensation  of  any  Officers or Agents appointed, in accordance with  the provisions of Section 3  of  this Article VI.  No Officer shall be prevented from receiving such salary by  reason of the fact that he is also a Director of the Corporation.  Nothing contained  in  this Bylaw shall be construed so as to obligate the Corporation to pay any Officer  a salary, which is within the sole discretion of the Board of Directors.



     SECTION  11.    SURETY  BOND.   The  Board  of  Directors  may  in  its

discretion  secure  the  fidelity  of  any  or  all of the Officers  of  the

Corporation by bond or otherwise.



                            ARTICLE VII

                     EXECUTION OF INSTRUMENTS



     Section  1.   CHECKS, DRAFTS, ETC.  The President  and the Secretary or

Treasurer shall sign all checks, drafts, notes, bonds, bills of exchange and orders for the payment of money of the Corporation, and all  assignments  or endorsements  of  stock  certificates, registered bonds or other securities,

owned  by  the Corporation,  unless  otherwise  directed  by  the  Board  of

Directors, or unless otherwise required by law.  The Board of Directors may,

however, authorize  any  Officer  to sign any of such instruments for and on behalf of the Corporation without necessity  of  countersignature,  and  may designate  Officers  or  Employees of the Corporation other than those named above who may, in the name of the Corporation, sign such instruments.

     SECTION  2.   EXECUTION  OF  INSTRUMENTS  GENERALLY.  Subject always to

the  specific  direction  of  the Board of Directors,  the  President  shall execute all deeds and instruments  of  indebtedness  made by the Corporation and  all  other  written contracts and agreements to which  the  Corporation shall be a party,  in  its  name, attested by the Secretary.  The Secretary,

when necessary required, shall affix the corporate seal thereto.



     SECTION  3.   PROXIES.  The President and the Secretary or an Assistant

Secretary  of the Corporation  or  by  any  other  person  or  persons  duly authorized by the Board of Directors may execute and deliver proxies to vote with respect  to  shares of stock of other corporations owned by or standing in  the  name of the  Corporation  from  time  to  time  on  behalf  of  the

Corporation.





                           ARTICLE VIII

                           CAPITAL STOCK



     SECTION   1.    CERTIFICATES  OF  STOCK.   Every holder of stock in the

Corporation shall be entitled to have a certificate,  signed  in the name of the  Corporation  by  the President and by the Secretary of the Corporation,

certifying the number of shares owned by that person in the Corporation.

     Certificates of stock  shall be in such form as shall, in conformity to law, be prescribed from time to time by the Board of Directors.



     SECTION  2.   TRANSFER OF  STOCK.   Shares  of stock of the Corporation

shall only be transferred on the books of the Corporation  by  the holder of record thereof or by his attorney duly authorized in writing, upon surrender to the Corporation of
the  certificates  for  such  shares  endorsed by the appropriate person  or persons,  with  such  evidence  of  the authenticity  of  such  endorsement,

transfer, authorization and other matters  as the Corporation may reasonably require.  Surrendered certificates shall be  canceled  and shall be attached to their proper stubs in the stock certificate book.



     SECTION  3.   RIGHTS OF CORPORATION WITH RESPECT TO  REGISTERED OWNERS.

Prior to the surrender to the Corporation of the certificates  for shares of stock with a request to record the transfer of such shares, the  Corporation may  treat the registered owner as the person entitled to receive dividends,

to vote,  to receive notifications, and otherwise to exercise all the rights and powers of an owner.



     SECTION   4.   CLOSING STOCK TRANSFER BOOK.  The Board of Directors may

close the Stock  Transfer Book of the Corporation for a period not exceeding fifty (50) days preceding  the date of any meeting of Stockholders, the date for payment of any dividend,  the date for the allotment of rights, the date when any change, conversion or  exchange  of  capital  stock  shall  go into effect  or for a period of not exceeding fifty (50) days in connection  with obtaining  the consent of Stockholders for any purpose.  However, in lieu of closing the Stock Transfer Book, the Board of Directors may in advance fix a date, not exceeding  fifty  (50)  days  preceding the date of any meeting of

Stockholders, the date for the payment of  any  dividend,  the  date for the allotment  of rights, the date when any change or conversion or exchange  of capital stock  shall  go into effect, or a date in connection with obtaining such consent, as a record  date  for  the  determination of the Stockholders entitled to notice of, and to vote at, any such  meeting and any adjournment thereof, or
entitled to receive payment of any such dividend,  or  to any such allotment of  rights,  or  to  exercise  the  rights  in  respect of any such  change,

conversion or exchange of capital stock, or to give  such  consent.  In such case  such  Stockholders  of  record  on  the  date  so fixed, and only such

Stockholders  shall  be entitled to such notice of, and  to  vote  at,  such meeting and any adjournment thereof, or to receive payment of such dividend,

or to receive such allotment  of  rights,  or to exercise such rights, or to give such consent, as the case may be, notwithstanding  any  transfer of any stock  on the books of the Corporation after any such record date  fixed  as aforesaid.



     SECTION  5.   LOST, DESTROYED AND STOLEN CERTIFICATES.  The Corporation

may issue  a  new  certificate  of  shares  of  stock  in  the  place of any certificate  theretofore issued and alleged to have been lost, destroyed  or stolen.  However, the Board of Directors may require the owner of such lost,

destroyed or stolen  certificate  or  his  legal  representative,  to:   (a)

request  a new certificate before the Corporation has notice that the shares have been  acquired by a bona fide purchaser; (b) furnish an affidavit as to such loss, theft  or destruction; (c) file with the Corporation a sufficient indemnity bond; or (d) satisfy such other reasonable requirements, including evidence of such loss,  destruction,  or  theft  as  may  be  imposed by the

Corporation.



                            ARTICLE IX

                             DIVIDENDS



     SECTION  1.   SOURCES OF DIVIDENDS.  The Directors of the  Corporation,

subject  to  the  Colorado  Business  Corporation  Act, may declare and  pay dividends upon the shares of the capital stock of the Corporation.

     SECTION   2.    RESERVES.   Before  the payment of  any  dividend,  the

Directors of the Corporation may set apart  out  of  any of the funds of the

Corporation  available for dividends a reserve or reserves  for  any  proper purpose, and the  Directors  may  abolish  any such reserve in the manner in which it was created.



     SECTION  3.   RELIANCE ON CORPORATE RECORDS.   A Director in relying in

good  faith  upon  the  books  of account of the Corporation  or  statements prepared by any of its officials  as  to the value and amount of the assets,

liabilities,  and  net  profits  of  the Corporation,  or  any  other  facts pertinent to the existence and amount  of  surplus or other funds from which dividends might properly be declared and paid shall be fully protected.



     SECTION  4.   MANNER OF PAYMENT.  Dividends  may  be  paid  in cash, in

property, or in shares of the capital stock of the Corporation.



                             ARTICLE X

                       SEAL AND FISCAL YEAR



     SECTION  1.   SEAL.  The corporate seal, subject to alteration  by  the

Board of Directors, shall be in the form of a circle, shall bear the name of the  Corporation,  and  shall  indicate  its formation under the laws of the

State of Colorado and the year of incorporation.   Such  seal may be used by

causing  it  or a facsimile thereof to be impressed, affixed,  or  otherwise reproduced.



     SECTION   2.    FISCAL YEAR.  The Board of Directors shall, in its sole

discretion, designate a fiscal year for the Corporation.

                            ARTICLE XI

                            AMENDMENTS



     Except as may otherwise  be  provided  herein,  a  majority vote of the whole Board of Directors at any meeting of the Board shall  be sufficient to amend or repeal these Bylaws.



                            ARTICLE XII

             INDEMNIFICATION OF OFFICERS AND DIRECTORS



     SECTION   1.   EXCULPATION.  No Director or Officer of the  Corporation

shall be liable  for  the acts, defaults, or omissions of any other Director or Officer, or for any  loss  sustained  by the Corporation, unless the same has  resulted from his own willful misconduct,  willful  neglect,  or  gross negligence.



     SECTION   2.    INDEMNIFICATION.   Each  Director  and  Officer  of the

Corporation and each person who shall serve at the Corporation's request  as a  director  or officer of another corporation in which the Corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the Corporation  against  all  reasonable  costs,  expenses  and liabilities

(including reasonable attorneys' fees) actually and necessarily  incurred by or imposed upon him in connection with, or resulting from any claim, action,

suit, proceeding, investigation, or inquiry of whatever nature in  which  he may  be  involved  as  a party or otherwise by reason of his being or having been a Director or Officer of the Corporation or such director or officer of such other corporation,  whether  or  not  he  continues to be a Director or

Officer  of  the  Corporation  or  a  director  or  officer  of  such  other corporation,  at  the  time of the incurring or imposition  of  such  costs,

expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation, or inquiry  to  be  liable  for  willful  misconduct, willful neglect, or gross negligence toward or on behalf of the Corporation  in the performance of his duties as such Director or Officer of the Corporation or as such director or officer  of  such other corporation.  As to whether or  not  a  Director  or

Officer was liable  by  reason  of  willful  misconduct, willful neglect, or gross negligence toward or on behalf of the Corporation  in  the performance of  his  duties  as such Director or Officer of the Corporation or  as  such director or officer  of such other corporation, in the absence of such final adjudication of the existence  of such liability, the Board of Directors and each  Director  and  Officer  may  conclusively  rely  upon  an  opinion  of independent legal counsel selected by  or  in  the  manner designated by the

Board  of  Directors.  The foregoing right to indemnification  shall  be  in addition to  and not in limitation of all other rights which such person may be entitled as  a matter of law, and shall inure to the benefit of the legal representatives of such person.



     SECTION  3.    LIABILITY  INSURANCE.   The Corporation may purchase and

maintain  insurance  on  behalf of any person who  is  or  was  a  director,

officer, employee or agent  of  the  Corporation or who is or was serving at the request of the Corporation as a director,  officer, employee or agent of another  corporation,  partnership, joint venture,  trust,  association,  or other enterprise against  any liability asserted against him and incurred by him in any such capacity or  arising  out  of his status as such, whether or not he is indemnified against such liability by this Article XII.

                                10A



       Form of Subscrption Agreement with Lock Up Provisions

                SUBSCRIPTION AND LOCKUP AGREEMENT



The Board of Directors

United Venture Capital Fund, Inc.

Englewood, Colorado



          Re:  Purchase of United Venture Capital Fund, Inc. (the "Company")

               Common Stock (the "Shares")

Gentlemen:



     I hereby subscribe for that number of Shares in the Company shown below upon the following terms:



     1.   WARRANTIES.   In  connection  with my  acquisition  of  Shares,  I

represent and warrant that I am over the  age  of  21  years;  have  had  an opportunity  to  ask  questions  of  the  principals of the Company; that I,

individually or together with others on whom I rely, have such knowledge and experience in financial and business affairs  that  I have the capability of evaluating the merits and risks of my investment in the  Company;  that I am financially  responsible  and  able  to  meet  my  obligations hereunder and acknowledge that this investment is by its nature speculative; that you have made all documents pertaining to this investment available  to me and, where requested,  to my attorney, accountant and investment adviser;  and  that  I will not sell  my  shares  without  registration under the Securities Act of

1933 or exemption therefrom.



     2.  SUITABILITY.  I represent that  I  either  have  such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of my investment in the Company or, together  with  the purchaser  representative,  if  any,  named  below,  have such knowledge and experience  in  financial  and  business  matters  that  we are  capable  of evaluating  the  merits  and risks of my investment in the Company;  that  I relied on my own legal counsel or elected not to rely on my counsel despite the Company's recommendation that I rely on my own legal counsel; and that I am  able  to  bear  the economic risk of such investment.



     3.  NO REGISTRATION AND RESTRICTIONS OF TRANSFERABILITY.  I  understand that  the  Shares  which have been offered are not registered and are  being sold pursuant to an  exemption from registration under the Securities Act of

1933. I further understand  that  any  transfers  must  be  made pursuant to registration  or an exemption from registration in the transferee's  state.I hereby tender to  David  Wagner  &  Associates, P.C., counsel to the Company

(the "Holder"), the certificates for that number of Shares listed at the end of  this  letter  agreement and instruct  the  Holder  not  to  release  any

certificates  to  any   person   until  the  Company  has  provided  written

certification to the Holder that a  merger or acquisition of the Company has been  closed  and  is no longer classified  as  a  shell  corporation  under applicable federal or  state law., whereupon the Holder is hereby instructed to release said Shares as  I  or my successors, beneficiaries, or authorized representatives may direct in writing.



     4. INDEMNIFICATION AND ARBITRATION.  I  recognize that the offer of the

Shares  in  the  Company  was based upon my representations  and  warranties contained above and hereby  agree  to  indemnify  the Company and to hold it harmless  against  any  and all liabilities, costs, or  expenses  (including reasonable attorneys' fees) arising by reason of, or in connection with, any misrepresentation or any  breach  of  such warranties by me, or arising as a result of the sale or distribution of the  Shares  by me in violation of the

Securities Act of 1933, as amended, or any other applicable law. Further, in the event that any dispute where to arise in connection  with this Agreement or  with my investment in the Company, I agree, prior to seeking  any  other relief  at  law  or  equity,  to submit the matter to binding arbitration in accordance with the rules of the  National Association of Securities Dealers at a place to be designated by the Company.



     5.  RISK.  I RECOGNIZE THE SPECULATIVE  NATURE  OF AN INVESTMENT IN THE

COMPANY.


     6. ACCREDITED INVESTOR. I am or am not an accredited or exempted investor based on the qualifications below:



               a.  A person  who purchases at least $150,000 worth

          of common stock, if  such purchase price does not exceed

          20% of the investor's net worth (including the net worth

          of the investor's spouse)  at the time of purchase ("net

          worth")  meaning  the  excess of  all  assets  over  all

          liabilities under special provision for valuation of the

          principal residence of the investor);



               b.  Any natural person  whose individual net worth*

          or joint net worth* with that  person's  spouse,  at the

          time of purchase exceeds $1,000,000;



               c.   Any  natural  person  who  had  an  individual

          income**  not  including  the  income  of the investor's

          spouse  (even  if  they  are purchasing Units  as  joint

          tenants or tenants in common),  in excess of $200,000 in

          each  of the two most recent years  and  who  reasonably

          expects an income** in excess of $200,000 in the current

          year;



               d.   Any business development company as defined in

          section 2(a)(48)  of the Investment Company Act of 1940;

          or any Small Business Investment Company licensed by the

          U.S. Small Business  Administration under section 301(c)

          or (d) of the Small Business Administration Act of 1958;

               e.   Any private business  development  company  as

          defined in section 202(a)(22) of the Investment Advisers

          Act of 1940;



               f.  Any  director,  executive  officer  or  general

          partner of the issuer of the securities being offered or

          sold,  or  any  director,  executive  officer or general

          partner of a general partner of that issuer;



               g.   Any entity in which all of the  equity  owners

          are accredited investors under paragraphs (b), (c), (d),

          (e) or (f) above.







*    For this purpose,  a  person's  net  worth  is the excess of all of the

     person's assets over all of the person's liabilities.   For the purpose

     of determining a person's net worth, the principal residence  owned  by an individual shall be valued either at (A) cost, including the cost of improvements,  net of current encumbrances upon the property or (B) the appraised value  of the property as determined upon a written appraisal used by an institutional lender making a loan to the individual secured by the property, including  the cost of subsequent improvements, net of

     current encumbrances upon the  property.   For  the  purposes  of  this

     provision,  "institutional  lender"  means  a  bank,  savings  and loan association, industrial loan company, credit union or personal property broker or a company whose principal business is as a lender upon  loans secured  by  real  property  and which has such loans receivable in the amount of $2,000,000 or more.



**   For this purpose, a person's income  is  the  amount  of his individual adjusted  gross  income (as reported on a federal income  tax  return),

     increased by the following
 amounts:  (a) any deduction  for  a  portion  of  long  term  capital gains

(Section  1202 of the Internal Revenue Code (the "Code"); (b) any  deduction for depletion  (Section  611  et  seq.  of  the Code); (c) any exclusion for interest on tax-exempt municipal obligations  (Section 103 of the Code); and

(d) any losses of a partnership allocated to the  individual limited partner

(as reported on Schedule E of Form 1040).



     I  hereby  execute this Subscription Agreement as  of  the  date  shown below:



Social          Security         or          Tax          I.D.          No.:





Place of Residence:









Mailing Address:







Subscription Date:

SHARES SUBSCRIBED FOR:









Name(s) of Subscriber(s)      Purchaser Representative, if

 (Printed or Typed)            any (Printed or Typed)

Signature(s)                  Signature(s)







 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .







     ACCEPTED AND AGREED TO as of the Subscription Date set forth above:

                         United Venture Capital Fund, Inc.



                           By:

                              Authorized Officer



 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .